Exhibit 99.8

PROPOSED MERGER BETWEEN

PARTYGAMNIG PLC

AND

BWIN INTERACTIVE ENTERTAINMENT AG

REPORT OF THE INDEPENDENT EXPERT TO THE SUPREME COURT OF

GIBRALTAR FOR THE PURPOSES OF REGULATION 9 OF THE GIBRALTAR

COMPANIES (CROSS-BORDER MERGERS) REGULATIONS 2010.

1.    Introduction

This report has been prepared for the Supreme Court of Gibraltar in accordance with Regulation 9 of the Gibraltar Companies (Cross-Border Mergers) Regulations 20101 (the “Gibraltar Regulations”) in relation to the proposed merger between PartyGaming Plc (“PartyGaming” or “the Company”) and bwin Interactive Entertainment AG (“bwin”).

The scope of this report, as required by the Gibraltar Regulations2, is to:

(a) indicate-

(i)	the methods used to arrive at the share exchange ratio; and

(ii)	the values arrived at using each such method;

(b) describe any special valuation difficulties which have arisen;

(c) give an opinion-

(i)	as to whether the methods used are reasonable in all the circumstances of the case;

(ii)	if there is more than one method, on the relative importance attributed to each method in arriving at the value decided on; and

(iii)	as to whether the share exchange ratio is reasonable;

This report has been prepared on the instruction of PartyGaming as the Gibraltar merging company in connection with the Company’s application to the Supreme Court of Gibraltar under Regulation 6(1) for an order certifying that it has completed properly the pre-merger acts and formalities for the proposed cross-border merger. This report is, accordingly, addressed to the Supreme Court of Gibraltar, and has been prepared in compliance with the Gibraltar Civil Procedure Rules (“CPR”), in particular CPR Part 35 and the associated Practice Direction 35 which govern Experts and Assessors, and the associated Protocol.

[1]	LN.2010/151, implementing Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies (OJ L3 10, 24 November 2005).

[2]	Regulation 9(5).

formalities for the proposed cross-border merger. This report is, accordingly, addressed to the Supreme Court of Gibraltar, and has been prepared in compliance with the Gibraltar Civil Procedure Rules (“CPR”), in particular CPR Part 35 and the associated Practice Direction 35 which govern Experts and Assessors, and the associated Protocol.

This report has been prepared by Deloitte Limited (“Deloitte Gibraltar”), a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”, a UK private company limited by guarantee). Deloitte Gibraltar is a firm of chartered accountants and business advisors approved as registered auditors under the Gibraltar Financial Services (Auditors) Act 2009. Deloitte Gibraltar provides audit, tax, consulting, and financial advisory services to both public and private clients, and is qualified to act as the independent expert in relation to the proposed cross-border merger in accordance with the provisions of Regulation 9 (7) to (13).

The financial and other information referred to in this report has not been subject to independent audit verification by Deloitte Gibraltar or any other member firm of DTTL. Appendix 1 contains a list of the sources of information and documents and other evidence which have been considered in the preparation of this report.

A draft of this report was provided to PartyGaming and their advisers to obtain their comments as to factual accuracy of the information contained therein (as opposed to the opinions expressed which are the responsibility of Deloitte Gibraltar alone). Consequential amendments to this report have not changed the methodology employed or conclusions reached by Deloitte Gibraltar.

The report should not be relied upon by other persons, should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to PartyGaming, bwin or their respective shareholders, whether current or future. If persons choose to rely in any way on the report, they do so entirely at their own risk. Save for any responsibility under Regulation 9 to prepare the report, or under Regulation 10(1)(a) to make it available for inspection by the members of PartyGaming and its employee representatives (or if there are no such representatives, the employees), or under Regulation 15(1)(b) to permit reference to be made to it in the circular to be sent to PartyGaming shareholders, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any person for any loss suffered by any person as a result of, arising out of, or in connection with this report.

2.     Background to the proposed merger

          2.1.      The merging companies

          PartyGaming

•	PartyGaming is to participate in the proposed merger as the ‘transferee company” for the purposes of the Gibraltar Regulations.

•	PartyGaming is a public limited liability company incorporated under and governed by the laws of Gibraltar.

•	PartyGaming is registered in the Gibraltar Register No. 91225, and the address of its registered office is 711 Europort, Gibraltar.

bwin

•	bwin is to participate in the proposed merger as the “transferor company” for the purposes of the Gibraltar Regulations.

•	bwin is an Aktiengesellschaft, a public limited liability company incorporated under and governed by the laws of Austria.

•	bwin is registered in the Austrian Commercial Register Vienna Commercial Court under FN 166449d and the address of its registered office is Borsegasse 11, 1010 Vienna, Austria.

2.2. Summary of the proposed merger and the share exchange ratio

On 29 July 2010, PartyGaming and bwin announced they had agreed the basis of a proposed merger of both companies.

The proposed merger will be effected by way of a merger by absorption pursuant to the Gibraltar Regulations in accordance with which, on completion of the proposed merger, bwin’s assets and liabilities will be transferred to PartyGaming, and bwin will be dissolved without going into liquidation.

Subject to the proposed merger becoming effective, existing bwin shareholders (whose shares (“Existing bwin Shares”) will be cancelled on completion of the proposed merger) will be issued new shares in bwin.party digital entertainment plc (“New Shares”) in accordance with an exchange ratio of 12.23 New Shares for each Existing bwin Share. Pursuant to relevant Austrian legislation, bwin shareholders who vote against the proposed merger at the bwin EGM, have their objection noted in the minutes of the bwin EGM and request cash compensation within one month of the bwin EGM will not receive any New Shares but will receive cash compensation. Following completion of the proposed merger, and assuming full uptake of the New Shares by existing bwin shareholders, the Company is expected to be 51.69% owned by the existing bwin shareholders and 48.31% owned by existing PartyGaming shareholders. This ratio is based on issued share capital immediately prior to the announcement of the proposed merger as set out in the Table in section 3.2, adjusted for shares issued in the period from 29 July 2010 to 20 December 2010 and assuming no existing bwin shareholders request cash compensation as described above.

Following completion of the proposed merger PartyGaming will remain registered in Gibraltar where the central management and operational headquarters of the combined group will also be located. It is proposed that PartyGaming (as the absorbing entity) will be renamed bwin.party digital entertainment plc on completion of the proposed merger.

3.	Valuation and calculation of the share exchange ratio

3.1. Valuation methods and results

The respective Boards of both merging companies agreed to the share exchange ratio based on consideration of:

•	the relative market capitalisations of PartyGaming and bwin

•	the relative enterprise valuations of both companies based on the relative market capitalisations and

•	the relative financial contributions of PartyGaming and bwin at both Revenue and EBITDA level, having regard to 2009 actual results and projected results for 2010 and 2011.

The relative valuations derived from this analysis are summarised in the following Table. The PartyGaming Board approved the share exchange ratio at a board meeting on 28 April 2010. It reconfirmed its intention to proceed with the merger on the basis agreed at that meeting in a board meeting held on 28 July 2010. The PartyGaming board monitored the financial metrics of bwin and PartyGaming for material changes between 28 April 2010 and the date of the announcement of the intention to merge on 29 July 2010 and have continued to do so to 20 December 2010.

Table 1: PartyGaming valuation analysis as presented at the PartyGaming Board meeting of 28 April 2010

	PartyGaming	Bwin	PartyGaming	bwin

	Absolute values (€m)		Relative values

Market Capitalisation as at 20 April 2010	1,313	1,301	50.2%	49.8%

	Low	High	High	Low

Relative market capitalisations, monthly and annual averages to 20 April 2010	47.2%	51.5%	52.8%	48.5%

2009 – 2011 Relative financial contribution	41.7%	49.2%	58.3%	50.8%

Agreed ownership ratio	48.31%		51.69%

Note: Market capitalisation ratios calculated based on share capital in issue at 20 April 2010
Source: PartyGaming board presentation 28 April 2010

3.2. Calculation of the share exchange ratio

The share exchange ratio was determined based on an allocation of the value of the merged entity as to 48.36% to existing PartyGaming shareholders and 51.64% to existing bwin shareholders and based on the issued share capital of each company as at 29 July 2010. The share exchange ratio was presented in the joint press release dated 29 July 2010 as shown in the Table below:

Table 2 Exchange ratio as at 29 July 2010

	PartyGaming	bwin

Relative ownership as at 29 July 2010	48.36%	51.64%
Issued shares	412,794,866	35,956,688
Treasury shares	—	(153,586)
Nil paid shares	(4,365,185)	—
Vested but unexercised nil paid shares	1,535,919	—
Total adjusted number of shares	409,965,600	35,803,102

Exchange ratio	12.23:1

Source: PartyGaming announcement of proposed merger 29 July 2010

The PartyGaming “nil paid shares” are fully paid up shares held by PartyGaming’s Employee Benefit Trust (“EBT”). The shares are held by the EBT solely for the purposes of satisfying the exercise of vested nil-cost share awards to employees. The Trustees of the EBT have waived all voting and dividend rights in respect of shares held by the EBT, so only those shares held by the EBT to satisfy vested but unexercised nil-cost options were taken into account in determining the existing PartyGaming issued share capital for the purposes of calculating the share exchange ratio.

The bwin “treasury shares” are shares acquired by the company under its share buy-back programme, and since they do not form part of the existing bwin shareholders’ equity they were excluded from the determination of the existing bwin issued share capital for the purposes of calculating the share exchange ratio.

Through the merger discussions it was determined that, save for the vested PartyGaming nil-cost options, the outstanding share options of both merging companies would not be included in the calculation of the share exchange ratio.

Further shares were issued by PartyGaming and bwin in the period between 29 July 2010 and 20 December 2010. This has resulted in the relative ownership of the two businesses moving to 48.31% to PartyGaming’s shareholders and 51.69% to bwin’s shareholders. The exchange ratio has remained at 12.23:1 as stated on 29 July 2010.

4.	Valuation difficulties

•

The shares of PartyGaming and bwin trade on different primary stock exchanges –PartyGaming’s primary listing is on the London Stock Exchange and bwin’s is on the Vienna Stock Exchange. Since these entities’ shares are traded in different markets it is possible that the price of PartyGaming shares or bwin shares could be affected by the differing macroeconomic and liquidity conditions prevailing in their respective markets, and differences in the way information was presented to the markets, rather than reflecting solely the underlying operational performance of the respective businesses.

•

The disposal of large blocks of PartyGaming shares by a founding shareholder earlier in the year may have had an impact on that company’s share price which cannot be reconciled to any change in the company’s operating performance or prospects.

•

The relative financial contribution analysis is based on historical and projected financial information. Projected financial information reflects the respective managements’ view of future performance, but there is no guarantee that those projected outcomes will be achieved.

•

The regulatory environment is continuously changing and the current or expected view of the regulatory environment may not materialise. In particular, changes in the regulatory framework in the USA could have significant impact on the value of one or both of the merging companies.

•

Both merging companies provide services to clients resident in jurisdictions where online gambling provided by offshore entities, although currently tolerated, may in future be outlawed or significantly restricted by statute or regulation. Any such future restriction on the reach of their respective businesses could have an impact on the value of either of the merging companies.

•

Both companies are subject to financial and operational contingencies and other risk factors identified in the prospectus and shareholder circular prepared by PartyGaming for shareholders in connection with the proposed merger which could have an impact on their respective valuations to the extent that the risks so identified are likely to materialise. bwin was subject to a VAT audit and assessment by the Austrian tax authorities covering the tax years 2002 through 2004 and has appealed against the assessment. Should the tax assessment notice be upheld by the Austrian court of appeal or supreme court, bwin could be subject to VAT arrears for not only the tax years 2002 to 2004 but for tax years subsequent to 2005. The total tax liability in theory could amount to a total of approximately €140 million for tax periods from 2002 through June 2010 and if the assessment is upheld on appeal there would be a significant impact on the combined group’s financial position The fair value of outstanding share options, which could have an impact on the value of the equity of each company, is a matter of valuation uncertainty.

•

Both companies hold undistributed cash balances to cover operational, investment and regulatory requirements. These amounts will vary according to, inter alia, market, product mix, regulatory developments and investment opportunities.

•	There is an expectation that certain synergy benefits will be realised following the merger. There is no guarantee that these benefits will be achieved.

5.	The basis of our report

5.1. Scope and limitations

The focus of our work has been to review and consider the valuation methods used by the directors of PartyGaming and bwin in their determination of the proposed share exchange ratio, and to opine on the reasonableness or otherwise of the resulting share exchange ratio. To enable us to draw up this report we have conducted our own analysis of the relevant company specific financial and other information and market data. Our analysis was based on the information referred to in section 5.2 and Appendix 1. However, our report does not constitute a valuation or re-performance of a valuation of either PartyGaming or bwin or any part of their respective businesses, nor does it constitute a recommendation to PartyGaming, bwin or their respective shareholders as to whether either party should proceed with the proposed merger.

Our report is based on information provided to us by or on behalf of PartyGaming and bwin, including information from their respective advisors and from public sources, as described in section 5.2 below. Our work has not included a comparison of the information from public sources with evidence obtained from the merging companies. Nonetheless, to the extent possible, we have considered whether the information presented is consistent with other data obtained during the course of our work.

We understand that the information which has been provided to us by or on behalf of each of the merging companies, including by their respective advisors, is complete and accurate and that it reflects PartyGaming and bwin’s respective best estimates of the outlook for the merging companies’ businesses from an operating and financial perspective. We have not independently verified any of such information and we accept no liability for any inaccuracies in this information. However, we have received written representation from the directors of PartyGaming and bwin confirming that they are unaware of any documentation or other information not provided to us that might have a material impact on our conclusions, and that the financial projections for both companies provided to us, and the assumptions upon which such financial projections are based, reflect their current view of the outlook for both companies.

We have assumed that all authorisations and registrations required for the purposes of the proposed merger in Gibraltar and other jurisdictions in which the merging companies are present, and which have a significant impact on our analyses, will be obtained with no adverse effect for PartyGaming or bwin or the profit expected to be generated by the combined group following the proposed merger.

Save for the work we have carried out in order to draw up this report we have not undertaken any further work necessary for the purpose of validating the preparation or accuracy of any plan, budget, projection or forecast (the “Forecasts”) or the reasonableness of the underlying assumptions. Since the Forecasts relate to the future, they may be affected by unforeseen events. Actual results are likely to be different from those projected because events and circumstances frequently do not occur as expected, and those differences may be material. The realisation of the results set out in the Forecasts depends in part upon the effectiveness of management’s actions and in the implementation and execution of the underlying business plan. We can give no assurance as to whether or how closely the actual results ultimately achieved will correspond to those planned.

5.2. Information used to arrive at our opinions

Our report is based on information provided to us by or on behalf of PartyGaming and bwin, including information from their respective advisors and from public sources. A detailed list of the sources of information and documents and other evidence which have been considered in the preparation of this report is attached as Appendix 1 to this report.

6.	Opinion

Based on the work we have performed for the sole purpose of preparing this independent expert’s report in accordance with the provisions of the Gibraltar Regulations, and having due regard (a) to the information provided to us by the merging companies and obtained from public sources as set out in section 5.2 above; and (b) to the valuation difficulties highlighted in section 4 above; in our opinion:

	•	The valuation methods used to arrive at the proposed share exchange ratio are reasonable in the circumstances of the proposed merger;

	•	In arriving at the agreed share exchange ratio the Boards of PartyGaming and bwin placed greatest emphasis on the relative market capitalisations of the two companies, as at 20 April 2010; and

	•	The proposed share exchange ratio, being 12.23 New Shares for each Existing bwin Share, is reasonable.

This report has been prepared solely in compliance with the requirements for the preparation of the independent expert’s report as specified in Regulation 9 of the Gibraltar Regulations in connection with the proposed merger, and should not be used for any other purpose.

In preparing this report Deloitte Gibraltar understands and has complied with its duty to the Supreme Court of Gibraltar and is aware of the requirements of CPR Part 35, PD 35 and the associated Protocol. We have made clear which facts and matters referred to in this report are within our own knowledge and which are not. Those that are within our knowledge we confirm to be true. The opinions expressed represent our true and complete professional opinions on the matters to which they refer.

Deloitte Limited
Merchant House,
22/24 John Mackintosh Square,
Gibraltar

20th December 2010

Important Notice to U.S. investors

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The new shares in bwin.party digital entertainment plc referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The new bwin.party digital entertainment plc shares are intended to be made available within the United States in connection with the proposed merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The proposed merger described herein relates to the securities of a non-U.S. company. The proposed merger is subject to disclosure and procedural requirements of Gibraltar and Austria, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PartyGaming and bwin are located in Gibraltar and Austria, respectively, and some or all of their officers and directors may be residents of Gibraltar, Austria or other non-U.S. countries. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

Important Notice to PartyGaming and bwin shareholders

This report has been prepared on the instruction of PartyGaming as the Gibraltar merging company in connection with the Company’s application to the Supreme Court of Gibraltar for an order certifying that it has completed properly the pre-merger acts and formalities for the proposed cross-border merger. The report should not be relied upon by other persons, should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to PartyGaming, bwin or their respective shareholders, whether current or future. If persons choose to rely in any way on the report, they do so entirely at their own risk. Save for any responsibility under Regulation 9 of the Gibraltar Companies (Cross-Border Mergers) Regulations 2010 to prepare the report, or under Regulation 10(1)(a) to make it available for inspection by the members of PartyGaming and its employee representatives (or if there are no such representatives, the employees), or under Regulation 15(1)(b) to permit reference to be made to it in the circular to be sent to PartyGaming shareholders, to the fullest extent permitted by law Deloitte Limited does not assume any responsibility and will not accept any liability to any person for any loss suffered by any person as a result of, arising out of, or in connection with this report.

APPENDIX 1

Documents and information considered

The following is a list of the key documents that we have accessed in connection with the preparation of the Expert Report. We have also been provided with other material for both companies which we have considered and used as appropriate.

Documents relating to PartyGaming

Financial Information

•	PartyGaming Annual Reports 2008 & 2009
•	Monthly management financial reviews for the months ended Jul 2009 to Dec 2009, Feb 2010 to July 2010, Sept 2010
•	PartyGaming As-Is forecast model 2010-13 (dated 25 November 2010)
•	Share options overview 2010-2011 (dated 7 December 2012)
•	Estimate of synergies (dated 28 Oct 2010) and associated spreadsheet (dated 5 June 2010)

Due Diligence

•	Tax Due Diligence Report (dated 27 July 2010)
•	Disputes Due Diligence Paper (dated 28 July 2010)

Other Materials

•	Board Presentations (dated 28 April 2010 & 28 July 2010)
•	PartyGaming Board Minutes (dated 28 Apr 2010 and 28 July 2010)
•	Regulatory risk analysis for bwin and PartyGaming (dated 2 December 2012)

Documents relating to bwin

Financial Information

•	bwin annual reports dated 2008 & 2009
•	bwin As-Is forecast model 2010-14 (dated 25 November 2010)
•	bwin fair value of outstanding options (dated 7 December 2012)
•	Issued share capital analysis as at 1 December 2010

Due Diligence

•	Tax Due Diligence Report (dated 5 August 2010)
•	Legal report (dated 3 August 2010)
•	Regulatory analysis of PartyGaming PLC Real Money Gaming Business (dated 19 April 2010)
•

Legal opinion on the legal and regulatory risk in connection with bwin Interactive Entertainment (“bwin”) real money gaming offer in markets where bwin generates significant turnover (dated 12 October 2010)

Other Materials

•	Board presentations (dated 13 July 2010 and 28 July 2010)
•	Minutes of bwin Supervisory Board (dated 2 March, 8 April, 18 May & 13 July 2010)
•	Management presentation to the merger experts (dated 3 December 2010)
•	Regulatory risk analysis for bwin and PartyGaming (dated 2 December 2012)

Joint documents relating to the merger

•	PartyGamingi/bwin announcements of intention to merge (dated 29 July 2010)
•

PartyGaming prospectus for the proposed merger of bwin Interactive Entertainment AG into PartyGaming Plc, in connection with the merger and application for admission of the entire issued share capital of the company to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities

•	PartyGaming Directors Circular announcing an Extraordinary General Meeting in connection with the proposed merger

Broker and analyst reports relating to both companies

•	Broker and analyst reports covering the period 1 January 2009 to 30 November 2010 for PartyGaming and bwin.
•	Online gaming market reports